Exhibit 99.1

Canadian Armed Forces selects Telesat Lightspeed for Mil-Ka-band component of ESCP-P Arctic military communications program

OTTAWA, CANADA – July 8, 2026 – Telesat LEO ULC, a subsidiary of Telesat Corporation (Nasdaq and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced that it has reached an agreement in principle with Canada’s Defence Investment Agency for Telesat Lightspeed services to deliver secure Military Ka-band (Mil-Ka) Arctic connectivity to the Canadian Armed Forces for the Enhanced Satellite Communications Project – Polar (ESCP-P) program.

This agreement builds on the Strategic Partnership Agreement announced in late 2025 between the Defence Investment Agency, Telesat, and MDA Space for the ESCP-P program and reflects Canada’s strategy to leverage commercial expertise and innovations to accelerate delivery of critical sovereign capabilities. Telesat expects to deliver a comprehensive solution to the Canadian Armed Forces (CAF), including secure, Mil-Ka connectivity across Canada’s Arctic region, spanning 65 degrees to 90 degrees North latitude. The program will also include end-to-end network integration services, including user terminals, ground and control infrastructure, training, and support services.

“We commend the Canadian Armed Forces, the Defence Investment Agency, and the Government of Canada for their forward-looking approach to securing critical military communications capabilities,” said Dan Goldberg, Telesat’s President and CEO. “By leveraging commercial innovation and investments, Canada will accelerate access to secure, advanced, resilient and sovereign connectivity while driving meaningful cost efficiencies in program delivery. Telesat Lightspeed will help strengthen the CAF’s ability to maintain persistent communications, operational awareness and mission success across the strategically vital Arctic domain.”

The above agreement is subject to the execution of a definitive contract by the parties, which Telesat expects to be completed in the coming weeks. Following execution, Telesat intends to share more detailed information about the expected financial impact of this agreement. This agreement, as well as the anticipated definitive contract, will not impact the timing of Telesat Lightspeed global service delivery, which remains on track for Q1 2028.

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (Nasdaq and TSX: TSAT) is one of the largest and most innovative global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s state-of-the-art Low Earth Orbit (LEO) satellite network, has been optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity, secure and resilient links with fibre-like speeds. For updates on Telesat, follow us on LinkedIn, X, or visit www.telesat.com.

Media Contacts:

Monique Scotti

pr@telesat.com

W2 Communications for Telesat

telesat@w2comm.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements’’ and “forward looking information” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expect,” “anticipate,” or similar expressions, are forward-looking statements. In addition, Telesat or its representatives have made or may make forward-looking statements, provide forward looking information, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulatory authorities, and news releases or oral statements made with the approval of an authorized executive officer of Telesat. All statements made in this news release are made only as of the date set forth at the beginning of this news release. Telesat undertakes no obligation to update the statements made in this news release in the event facts or circumstances subsequently change after the date of this news release.

These forward-looking statements and this forward-looking information are not guarantees of future performance, are based on Telesat’s current expectations, and are subject to a number of known and unknown risks, uncertainties assumptions, and other factors, some of which are beyond Telesat’s control, are difficult to predict, and could cause actual results to differ materially from those expressed, forecasted or implied in the forward-looking statements and forward-looking information.

Known risks and uncertainties include but are not limited to: ability to conclude negotiations and enter into definitive agreements relating to the ESCP-P program, risks associated with financial factors, including swings in the global financial markets, access to capital to construct our LEO satellite constellation and the ability to refinance Telesat Canada’s debt, the outcome of litigation related to Telesat Canada’s debt and the 62% equity distribution, volatility of securities values in an industry sector where values may be influenced by economic and other factors beyond Telesat’s control, inflation, rising or prolonged elevated interest rates, fluctuations in foreign exchange rates, and tariffs; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures, impaired satellite performance or dependence on large customers; the ability to successfully deploy an advanced global LEO satellite constellation and the timing of any such deployment; Telesat’s ability to meet the conditions for advance of the loans under the funding agreements for the constellation; technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all; the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains; competition, including with other LEO systems, deployed and yet to be deployed; risks associated with domestic and foreign government regulation, including government restrictions and regulations, access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; and the ability to expand Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat Corporation’s annual report on Form 20-F for the year ended December 31, 2025 that was filed on March 17, 2026 with the SEC and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval+ (“SEDAR+”), and may be accessed on the SEC’s website at www.sec.gov and SEDAR+’s website at www.sedarplus.ca.